FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **February 2007**
Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ⎯   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⎯⎯

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⎯⎯

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ⎯   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82

⎯⎯

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

By: /s/ Douglas B. Silver

Date: February 22, 2007

Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

99.1   Quarter Report dated February 22, 2007.



AMEX: ROY   **NR 07-06**
TSX: IRC   **February 22, 2007**

INTERNATIONAL ROYALTY 2006
REVENUES EXCEED US$20 MILLION

DENVER, COLORADO – February 22, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company") is pleased to report its fourth quarter and full year 2006 financial results. All figures are in United States dollars unless otherwise noted.

Summary of Quarterly / Annual Information:

($ thousands, except per share data)	Quarter Ended December 31, 2006	Quarter Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2005
Statement of Operations				
Royalty revenues	$9,527	$ 113	$20,346	$ 425
General and administrative	1,592	633	5,360	7,272
Earnings before interest, taxes, depreciation and amortization (EBITDA)	8,333	(421)	14,481	(7,242)
Net earnings (loss) for the period	2,955	(761)	11,678	(8,495)
Basic and diluted earnings (loss) per share	0.05	(0.01)	0.20	(0.17)
Statement of Cash Flows				
Cash flows from (used in) operating activities	5,458	(488)	3,710	(1,789)

($ thousands)	December 31, 2006	December 31, 2005
Balance Sheet		
Cash, cash equivalents and short-term investments	$ 11,575	$ 14,451
Total assets	262,731	255,165
Shareholders' Equity	174,483	159,894

Earnings during 2006 included a non-recurring tax benefit of $9.7 million related to decreases in federal and provincial tax rates during the year.

The increase in year-over-year revenues and EBITDA are a result of the start-up of the Voisey's Bay mine and the acquisition of the Southern Cross royalty (Western Australia royalty) during 2006. Production statistics on the Company's royalties and average metal prices received were as follows:

	Commodity	Quarter ended December 31,		Year ended December 31,	
		2006	2005	2006	2005
Production statistics [1]					
Williams	Gold	82,000	93,000	253,000	381,000
Southern Cross [2]	Gold	55,000	-	95,000	-
Voisey's Bay					
	Nickel	27,866	-	67,073	-
	Copper	22,042	-	53,362	-
	Cobalt	1,292	-	2,504	-
Average metal prices received:					
Gold, US$ per ounce		$ 611	$487	$ 592	$423
Nickel, US$ per pound [3]		$13.65	-	$11.62	-
Copper, US$ per pound [3]		$ 3.39	-	$ 3.25	-
Cobalt, US$ per pound [3]		$16.46	-	$15.32	-

[1] Gold is in ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate.
[2] For the period from June 12, 2006 to December 31, 2006.
[3] Before transportation, smelting, refining and Labrador Mineral Tax costs.

IRC's 43-101 report on the Voisey's Bay project contains the last publicly reported production schedule for the project. According to this schedule, the mine is expected to produce 32% more nickel, 29% more copper and 28% more cobalt in 2007 than was projected for 2006. Assuming a price of $12.50 per pound of nickel, $2.50 per pound of copper and $15.00 per pound of cobalt, IRC estimates that this amount of stated production would generate between $30 million and $35 million in royalty revenues for 2007. An additional $4.0 million in royalty revenues is expected to be received from all other sources during 2007, assuming current metal prices.

Complete financial results are available on SEDAR and on the Company's website at www.internationalroyalty.com.

IRC invites you to participate in its conference call to discuss the company's fiscal year-end. The Company will host its quarterly conference call Friday, February 23, 2007 at 10:30 AM EDT, 8:30 AM MST. To participate in the conference call, please dial Toll Free 1-800-731-5319. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur and specifically the expected production schedule for Voisey's Bay, expected production targets on other royalty projects, price expectations and royalty revenues. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Forward-looking statements are subject to a variety of risks including the Company's reliance on third-party information and data, possible price fluctuations for nickel, copper and cobalt and other risks described in the IRC's SEDAR and SEC filings. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as; the ability of Voisey's Bay to reach its production targets and the assumed prices for nickel, copper and gold, as such, you should not place undue reliance on forward looking statements.

Material Assumptions
IRC's statement in this document regarding the expected levels of production at the Voisey's Bay mine and the assumed metal price targets.

International Royalty Corporation
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia . IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com